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                        UNITED STATES            OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION  OMB NUMBER: 3235-0058
                   Washington, D.C.  20549       Expires: May 31, 1997
                                                 Estimated average burden
                         FORM 12b-25             hours per response....2.50

                 NOTIFICATION OF LATE FILING

                                           SEC File Number          0-12203
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                                           CUSIP Number           189095-10-2
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(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-Q   [ ] Form N-SAR

    For Period Ended:                     October 26, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                             The Clothestime, Inc.
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Full Name of Registrant

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Former Name if Applicable
                             5325 E. Hunter Avenue
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Address of Principal Executive Office (Street and Number)

                           Anaheim, California 92807
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        See Attachment "A"
                                               (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (6/94)

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                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                           John F. Della Grotta               714               668-6210
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                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Attachment "A"
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                              The Clothestime, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     December 10, 1996           By  /s/ David A. Sejpal
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                                     David A. Sejpal, Vice President
                                     Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                 ATTACHMENT "A"

RESPONSE TO PART III -- NARRATIVE

        The Registrant's financial accounting staff was required to complete several pressing projects related to the Registrant's operation under its Chapter 11 Reorganization proceeding.

RESPONSE TO PART IV -- OTHER INFORMATION

        Net Sales for the third quarter of fiscal 1996 decreased 41.1% to $46.4 million compared to $78.7 million for the third quarter of fiscal 1995. Comparable store sales (stores in operation for at least 15 months) decreased 19.1% for the third quarter of fiscal 1996 compared with the third quarter of fiscal 1995. For the first nine months of fiscal 1996, net sales decreased 37.7% to $149.6 million compared to $240.4 million in the first nine months of fiscal 1995. Comparable store sales decreased 17.4% for the first nine months of fiscal 1996 compared with the first nine months of fiscal 1995. A significant portion of the total sales reduction was due to the lower number of stores this year as compared to last year. Management believes that the comparable store sales reduction is primarily due to lower than expected customer traffic.

        Net loss for the third quarter of fiscal 1996 was $3.8 million, or $0.27 per share, compared with a net loss of $2.3 million or $0.16 per share, in the same quarter of fiscal 1995. The net loss for the third quarter of fiscal 1996 includes reorganization costs of $1.4 million. There was no income tax benefit this year compared to an income tax benefit of $1.3 million last year. For the first nine months of fiscal 1996, the Registrant sustained a net loss of $13.8 million, or $0.97 per share, compared with a net loss of $7.1 million, or $0.50 per share, for the same period of fiscal 1995. The increase in the net loss for the nine-month period in fiscal 1996 compared to the same period in fiscal 1995 is primarily due to a reduction in comparable store sales, reorganization costs of $7.1 million and the absence of an income tax benefit. For the comparable nine-month period in fiscal 1995 the income tax benefit was $4.2 million.